SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the year ended October 1, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________

Commission file number 1-3506

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: FORT JAMES 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

FORT JAMES 401(k) PLAN

FINANCIAL STATEMENTS

AS OF OCTOBER 1, 2001 AND
DECEMBER 31, 2000 AND FOR THE
PERIOD FROM JANUARY 1, 2001
THROUGH OCTOBER 1, 2001

FORT JAMES 401(K) PLAN
INDEX TO FINANCIAL STATEMENTS
OCTOBER 1, 2001 AND DECEMBER 31, 2000

Page

Report of Independent Accountants	3

Financial statements:

Statements of Net Assets Available for Benefits as of October 1, 2001 and December 31, 2000	4

Statement of Changes in Net Assets Available for Benefits for the period from January 1, 2001 through October 1, 2001	5

Notes to Financial Statements	6

2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the
Fort James 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Fort James 401(k) Plan (the "Plan") at October 1, 2001 and December 31, 2000, and the changes in net assets available for benefits for the period from January 1, 2001 through October 1, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1, effective October 1, 2001, the Plan was merged with and into other plans.

/s/ Pricewaterhousecoopers LLP
Chicago, Illinois
December 21, 2001

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FORT JAMES 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
OCTOBER 1, 2001 AND DECEMBER 31, 2000

Assets:	October 1, 2001	December 31, 2000

Investments	$ -	$ 1,482,210,874
Participant loans	-	31,089,856

Total investments	-	1,513,300,730

Receivables
Accounts receivable from brokers	-	3,915,742
Accrued income	-	4,533,912

Total receivables	-	8,449,654

Total assets	-	1,521,750,384

Liabilities
Accrued expenses	-	464,819
Due to broker for securities purchased	-	24,355,485

Total liabilities	-	24,820,304

Net assets available for benefits	$ -	$ 1,496,930,080
	==============	===============

The accompanying notes are an integral part of the financial statements

4

FORT JAMES 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM JANUARY 1, 2001 THROUGH OCTOBER 1, 2001

Period from January 1,2001 through October 1, 2001

Additions to (deductions from) net assets attributed to:
Investment income (loss):
Dividends and interest	$ 23,154,630
Net depreciation in fair value of investments	(167,486,690)

Total investment loss	(144,332,060)

Contributions:
Participants'	40,842,753
Employer's	20,432,583
Rollover contributions	922,114

Total contributions	62,197,450

Distributions to participants and administrative expenses:
Distributions to participants	(110,724,742)
Administration expenses	(4,680,220)

Total distributions to participants and administrative expenses	(115,404,962)

Net decrease prior to transfer to affiliated plans	(197,539,572)

Transfer to affiliated plans	(1,299,390,508)

Net decrease in net assets available for benefits	(1,496,930,080)

Net assets available for benefits
Beginning of period	1,496,930,080

End of period	$
===================

The accompanying notes are an integral part of the financial statements

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FORT JAMES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.

Description of the Plan:
Effective January 1, 1999, Fort James Corporation ("Fort James") merged the James River Corporation StockPlus Investment Plan (the "StockPlus Plan") with the Fort Howard Corporation Profit Sharing Retirement Plan and the Harmon Associates Corporation Profit Sharing Plan (the "Fort Howard Plan"), and renamed the resulting plan the Fort James 401(k) Plan (the "Plan"). On November 27, 2000, Fort James was acquired by Georgia-Pacific Corporation ("Georgia-Pacific" or the "Company"), and Georgia-Pacific assumed sponsorship of the Plan.

Effective October 1, 2001, the Plan was merged with and into the Georgia-Pacific Corporation Hourly 401(k) Plan and the Georgia-Pacific Corporation Salaried 401(k) Plan. Plan assets equal to the account balances of hourly employees or former hourly employees were transferred to the Georgia-Pacific Corporation Hourly 401(k) Plan, and plan assets equal to the account balances of the salaried employees or former salaried employees were transferred to the Georgia-Pacific Corporation Salaried 401(k) Plan.

The following description of the Plan as amended and restated effective January 1, 1999, provides only general information on the Plan in effect prior to October 1, 2001. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)

General
As part of the acquisition of Fort James, Georgia-Pacific exchanged $29.60 in cash and 0.2644 shares of Georgia-Pacific Group common stock, par value $0.80 per share ("G-P Group Stock") for each outstanding share of Fort James common stock, par value $0.10 per share ("FJ Stock"). Pursuant to participant elections, the Plan trustee tendered 100% of the shares of FJ Stock held in the FJ Stock Fund to Georgia-Pacific as part of the acquisition. As a result of the tender, the Plan trustee received cash and shares of G-P Group Stock on November 29, 2000. As all shares of FJ Stock had either been exchanged or canceled as part of the acquisition, Georgia-Pacific replaced the Plan's FJ Stock Fund with the Georgia-Pacific Group Stock Fund to invest solely in G-P Group Stock. In accordance with the terms of the Plan, the trustee began reinvesting 100% of the cash consideration in shares of G-P Group Stock.

The Plan was a qualified profit sharing plan with a cash or deferred arrangement pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). Eligible employees of Fort James and its domestic subsidiaries were eligible to participate in the Plan upon commencement of employment. Eligible employees who elected to participate were referred to as "Participants." The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(b)

Contributions
Participants were able to contribute up to 15% (limits may vary by collective bargaining agreements) of their Compensation, as defined in the Plan, on a pre-tax basis. Participants could transfer into the Plan certain assets previously held under any other tax-qualified plan.

Matching contributions made by the Company varied by employee group, but generally were equal to 60% of employee contributions up to 10% of the Participant's Compensation for
6

salaried employees and 6% of Compensation for certain bargaining unit employees. The Company did not match Participant contributions in excess of these percentages. The Plan allowed for discretionary employer contributions, however, there were no discretionary employer contributions made for the period January 1, 2001 through October 1, 2001. Matching contributions were invested in the same investment funds and in the same proportions as a Participant's investment direction applicable to Participant contributions. Participants were able to transfer these contributions to other investment funds at any time.

Participant and Company matching contributions were subject to certain statutory limitations.

(c)

Participant Accounts
Each Participant account was credited with the Participant's contributions and allocations of the Company's matching contribution, any discretionary employer contributions, and Plan earnings. Allocations of Company contributions and investment earnings were based on Participant contributions or account balances, as provided by the Plan. Participant accounts were charged with an allocation of administrative expenses including a quarterly fee and certain transaction fees, as applicable.

(d)	Vesting Participants were 100% vested in all contributions to their account plus actual earnings thereon.

(e)

Investment Options
The investment funds listed below were established for the investment of Plan assets. An investment fund consisted of a variety of investments selected by a professional manager to meet specific objectives of return and risk. Participants were allowed to direct all contributions made to their accounts to any of the core investment funds and combination funds described below.

The Plan provides for investments in the following core funds:

Investment Fund	Objective	Primary Investments

Money Market Fund	Preserve capital	Cash instruments with maturities of less than one year such as U.S. Treasury bills, commercial paper, and bankers' acceptances

Fixed Income Fund	Maximize income returns while attempting to preserve capital	Bonds and other types of debt instruments that typically pay income in the form of interest

U.S. Equity Fund	Maximize returns through both income and capital appreciation	Common stock issued by U.S.-based companies

Non U.S. Equity Fund	Maximize returns through capital appreciation	Common stock issued by companies based in countries and regions outside the U.S.

Georgia-Pacific Group Stock Fund	Growth through capital appreciation without regard to diversification	Common stock of Georgia-Pacific

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Participants could also elect to invest in any of the following combination funds which were premixed portfolios made up of selected proportions of the Fixed Income Fund, the U.S. Equity Fund, and the Non-U.S. Equity Fund.

Investment Funds	Objective	Core Investmment Mix
_________________________	_______________________________________	_________________________
Conservative Fund	Generation of current income from investment in fixed income securities and capital growth through investment in equity securities of companies worldwide	60% Fixed Income Fund 30% U.S. Equity Fund 10% Non-U.S. Equity Fund

Moderate Fund	Capital growth through investment in equity securities worldwide and the generation of current income from investment in fixed income securities	40% Fixed Income Fund 45% U.S. Equity Fund 15% Non-U.S. Equity Fund

Aggressive Fund	Capital growth through investment in equity securities worldwide	20% Fixed Income Fund 60% U.S. Equity Fund 20% Non-U.S. Equity Fund
======================	===================================	====================

(f)

Participant Loans
A Participant was permitted to borrow up to the lesser of one-half of the Participant's account balance or $50,000. The minimum loan was $1,000. The maximum loan repayment term was five years, except for loans to purchase a primary residence which had a maximum repayment term of ten years. Loans bore interest at a minimum of the prime rate in effect on the first day of the month in which the loan application was received plus 1%. All principal and interest payments were credited to the investment funds from which the loan was made.

(g)

Distributions
If a Participant retired, died, terminated employment, or became permanently disabled, distributions of the Participant's account were made either in a lump sum payment or in monthly, quarterly, or annual installments over a period not to exceed the Participant's, or the Participant's beneficiary's, life expectancy. The timing and form of distributions were subject to certain minimum balance and age restrictions as provided by the Plan.

Distributions from the Georgia-Pacific Group Stock Fund were payable either in whole shares of G-P Group Stock, with the value of fractional shares paid in cash, or entirely in cash. Distributions from the remaining investment funds were payable in cash.

(h)

Withdrawals
The Plan provided for both hardship and non-hardship withdrawals. With limited exceptions, after-tax and rollover contributions could be withdrawn at any time. Before-tax contributions could only be withdrawn without penalty at age 59 1/2 or in the event of retirement, death, disability, termination or financial hardship. Financial hardship included certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure on the mortgage on, the primary residence.

Withdrawals and distributions were recorded when paid.

(i)

Administrative Expenses
Investment manager fees and broker commissions were paid out of Plan assets and recorded as a reduction of the net income allocation. Administrative expenses, including administrative service, trust, legal and accounting fees and other miscellaneous expenses were paid by the Plan.

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(j)

Trustee and Recordkeeper
The assets of the Plan were held under an Agreement of Trust with Northern Trust Company, Chicago, Illinois. Northern Trust Retirement Consulting, L.L.C., Atlanta, Georgia, served as recordkeeper for the Plan.

(k)

Voting, Tender and Exercise of Other Rights
Each Participant was entitled to exercise voting, tender, and similar rights attributable to the shares of G-P Group Stock allocated to the Participant's account and was notified by the trustee prior to the time that such rights are to be exercised. If timely instructions were not received from a Participant, the trustee was entitled to vote, tender or exercise similar rights with respect to shares of G-P Group Stock in the Participant's account as the trustee deemed appropriate.

2.	Summary of Significant Accounting Policies:

(a)

Basis of Accounting
The financial statements of the Plan were prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

(b)

Use of Estimates
Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that significantly affect amounts reported therein. Actual results could differ from those estimates.

	(c)	Cash Equivalents Cash equivalents were stated at cost, which approximated market value.

	(d)	Investment Valuation Investments were stated at fair value as determined by quoted market prices except for participant loans which were stated at cost which approximated fair value.

The market value of investments traded on national security exchanges were based on the last reported sale price or, if no sale, the latest available bid price on the last business day of the Plan year end. Securities traded in the over-the-counter market were valued at the latest available and appropriate bid price on that date. Government securities were valued based upon bid prices. The market value of convertible securities were based on the institutional trading lots and were more often closer to the bid price than the ask price.

Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis and dividend income was recorded on the ex-dividend date.

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(e)	Investments There were no assets held by the Plan as of October 1, 2001. The following presents investments that represented 5 percent or more of the Plan's net assets as of December 31, 2000:

December 31, 2000
Assets:
Georgia-Pacific Group Stock Fund (12,423,884 shares)	$ 386,693,390
Georgia-Pacific Group Stock Fund Cash (170,681,827 shares)	170,681,827
Money Market Fund (113,068,571 units)	113,068,571
MFO SS Russell Top 2000 Index Fund	76,647,396
MFO SS Daily Bond Market Fund	125,197,046

During the period from January 1, 2001 through October 1, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $167,486,690 as follows:

Mutual Funds	$ (40,601,838)
Bonds	3,520,759
Common stock	(118,521,635)
Government securities	1,348,982
Other	(13,232,958)

Net Depreciation	$ (167,486,690)

(f)

Realized Gains (Losses) on Common Stock
When a Participant borrows funds, makes a transfer between funds, or receives a distribution, available cash from the Georgia-Pacific Group Stock Fund is used. For accounting purposes, the Participant's average cost basis of shares which would have been sold by the Plan to provide funds for the borrowing, transfer, or distribution is deducted from the Participant's account, and the value of such shares is reallocated to Participants' accounts. Accordingly, the Participant realizes a gain or loss for the difference between the Participant's average cost basis of shares, which would have been sold, and the fair value of such shares on the distribution date.

(g)

Net Appreciation (Depreciation) in Fair Value of Investments
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

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3.

Plan Termination:
The Company had the right under the Plan to discontinue its contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets will be allocated to the participants of the Plan in amounts equal to the individual account balances.

4.

Units and Unit Values:
The following funds are accounted for on a unitized, daily-valued fund basis. There were no investments as of October 1, 2001. The number of units and unit values of net assets as of December 31, 2000 were:

	Units	Unit Value Values

Money Market Fund	113,068,571	$1.00
Fixed Income Fund	189,293,901	1.38
U.S. Equity Fund	244,753,345	1.75
Non U.S. Equity Fund	112,074,594	1.10
==========================================	=============	===========

5.

Tax Status:
The Plan was intended to be a qualified profit sharing plan with a cash or deferred arrangement under Sections 401(a) and 401(k) of the Code, and as such was not subject to federal income taxes. The Company received a favorable determination letter from the Internal Revenue Service, dated January 11, 2001, with respect to the qualification of the Plan. The Plan has been amended since the receipt of the determination letter, however, the Plan administrator and the Plan's tax counsel believe that the Plan was designed and operated in accordance with the applicable requirements of the Code.

6.

Concentration of Credit Risk:
Financial instruments which could have subjected the Plan to concentrations of credit risk consisted of cash investments in excess of the Federal Deposit Insurance Corporation insurance limit and investments in the various investment securities. Credit and market risk associated with these instruments related to the performance of the underlying investments. The Plan had no formal policy requiring collateral to support the financial instruments subjected to credit risk.

7.

Related Parties:
During the period ended October 1, 2001, the Plan purchased 18,886,880 shares of the Company's stock for $644,120,513, and sold 31,250,907 shares for $978,340,687. No shares of the Company's stock were held by the Plan at October 1, 2001. The Plan owned 12,423,884 shares of the Company's stock at December 31, 2000, which represented approximately 6% of outstanding stock of the Company at that date.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Georgia-Pacific Corporation, the plan administrator, has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FORT JAMES 401(K) PLAN

By:	/s/ Danny W. Huff Danny W. Huff Executive Vice President-Finance and Chief Financial Officer

Date:	March 29, 2002

INDEX TO EXHIBITS

Exhibit Number	Description

23	Consent of Pricewaterhousecoopers LLP